November 18, 2005

Via Mail and Fax

Mr. David M. Cote
Chief Executive Officer
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

	RE: 	Honeywell International Inc.
		Form 10-K: For the Year Ended December 31, 2004
		Form 10-Q: For the Quarter Ended September 30, 2005
		File Number: 001-08974

Dear Mr. Cote:

	We have reviewed the above referenced filings and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filings. Where indicated, we believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the Year Ended December 31, 2004

Management`s Discussion and Analysis ..., page 15
Critical Accounting Policies, page 18
1. It appears for the most part that the disclosure here provides information that is already available in the notes to the financial statements. Your disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or may materially affect financial condition and operating performance. Your disclosure should be explicit as to which of these factors identified here and in your notes to the financial statements are most sensitive to change with a material effect on your financial statements and that have caused or may cause material differences between estimated amounts and actual results. To the extent practicable and meaningful, you should provide quantitative disclosure of these factors. Your disclosure here in regard to the expected rate of return and discount rate associated with defined benefit pension plans is an example of this. Refer to Section V of
FR-72 for further guidance. Please revise as indicated. Provide us with a copy of your intended disclosure.

Aerospace Customer Incentives, page 21

2. Please provide us with an analysis of the components of the customer incentives capitalized for 2004 and 2003. As part of your analysis, identify the party that received the incentive, identify the incentive provided to the customer, quantify the value attributed to the incentive, identify the aircraft to which the incentive relates, and tell us the date in which you were contractually selected as the source provider.

3. Please identify in future filings the significant projects underlying the capitalized consumer incentives. In addition, discuss the approximate time frame between the capitalization of the customer incentive and the initial generation of cash flows.

4. Please clarify the reason why you provide sales incentives to both commercial aircraft manufacturers and airlines, and not solely the manufacturers. In addition, explain to us when you would provide the incentive to one and not the other, and tell us whether you would ever provide a sales incentive to both for the same type of aircraft.

Notes to Financial Statements, page 47
Note 17 - Financial Instruments, page 66
Commodity Price Risk Management, page 67

5. We note your disclosure about the use of long term contracts with suppliers and purchase agreements for commodities but could not locate related disclosures in accordance with paragraph 7 of FAS
47.
Please advise or revise accordingly.

Note 31 - Commitments and Contingencies, page 71

6. Please tell us and clearly disclose in future filings the respective liabilities accrued for NARCO and Bendix at each period ended date.

7. In regard to asbestos matters, please tell us and disclose in future filings if there are any disputes with insurance carriers in regard to coverage and/or the amount expected to be recovered.

8. In future filings please consider including a table in appropriate detail each for environmental and asbestos matters so that the changes between period ended dates is transparent. Refer to the tables you disclose in your documents for repositioning accruals and warranties and guaranties as examples. Also, consider including separate sections for NARCO and Bendix in the table for asbestos matters for further transparency of these matters. Provide us with a copy of your intended disclosure for the period January 1, 2004 to September 20, 2005.

Form 10-Q: For the Quarter Ended September 30, 2005

Notes to Financial Statements, page 6
Note 4, page 7

9. In regard to the Novar acquisition, please disclose the factors that contributed to a purchase price that resulted in recognition of goodwill, in accordance with paragraph 51(b) of FAS 141.

10. Please tell us, and disclose as appropriate, the basis for allocating the purchase price to the assets to be disposed in the Novar acquisition. Provide us with your analysis in appropriate detail that shows how the amounts were determined. Refer to paragraphs 37.d(2) of FAS 141 and 34 of FAS 144 for guidance.

11. We note that over half of the assets acquired in the Novar acquisition are to be disposed, but the amount of goodwill attributed to the assets to be disposed is less than half of the goodwill recognized in the acquisition. Please explain to us in appropriate detail how you determined the amount of goodwill attributable to the assets to be held and disposed.

Note 15. Commitments and Contingencies, page 18
Asbestos Matters, page 21
Friction Products, page 23

12. Please explain to us why you have entered into structured insurance settlements, and explain to us the basis for recording a gain of approximately $160 million during the nine months ended September 30, 2005, as disclosed on page 25. As part of your response, tell us how the gain was calculated, the costs and recoveries that were previously recorded related to the converted policies, and the basis for the amounts that were previously recorded. In addition, tell us where you recorded the gain on your financial statements and the reason your presentation is appropriate.

13. We note on page 25 the $131 million in write offs of certain amounts due from insurance carriers during the nine months ended September 30, 2005. Please tell us the facts and circumstances associated with these write offs, and the basis for the timing of such write offs. Provide us with a schedule detailing for each affected insurer the amount written off and whether or not any balance remains to be collected. Tell us where you recorded the write offs on your financial statements and the reason your presentation is appropriate. Additionally, explain to us your assessment of the $384 million receivable from insurers at September
30, 2005 and the basis for why you believe that the amount is probable of collection. Tell us the amount of any solvency reserve against this receivable and how such was determined.

14. For the amounts disclosed in the last paragraph on page 25 and in the first paragraph on page 26, please tell us how you accounted for each amount. Of these amounts, tell us the gross components comprising each amount and show separately the amounts each for NARCO and Bendix.

Management`s Discussion and Analysis ..., page 29

15. Please tell us, and disclose as appropriate, the expected impacts of the President`s previously announced proposed 2006 budget cuts in regard to your military and other affected federal government programs.


		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309 or me at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: Mr. David J. Anderson, Chief Financial Officer (via facsimile at 973-455-3821)